Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

December 24, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on December 24, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

December 24, 2025

SCHEDULE “A”

Digi Power X Provides Letter to Shareholders on 2025 Highlights and Strategic Update

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated November 18, 2025, to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – December 24, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company, is pleased to announce the release of the following letter to its shareholders by Michel Amar, Chairman and Chief Executive Officer.

Dear Fellow Shareholders,

2025 was a transformational year for Digi Power X, as we continue executing on our strategy to evolve from a solely digital asset mining-focused business into a power-backed AI infrastructure and Tier-3 data-center platform positioned to serve the accelerating global demand for AI compute, while still maintaining our digital asset mining business.

Strategic Transformation

During the year, Digi Power X executed a deliberate strategic pivot toward AI-ready, modular data-center infrastructure, anchored by our wholly-owned subsidiary, US Data Centers Inc. (“US Data Centers”). This transition reflects our belief that long-term value creation in the AI economy is driven by ownership of secured power, scalable infrastructure and flexible compute platforms.

Central to this strategy is our proprietary ARMS (AI-Ready Modular Solution) platform, designed to rapidly deploy Tier-3 data-center capacity optimized for high-density AI and enterprise workloads.

ARMS 200 Deployment

In 2025, US Data Centers completed the design and build-out of ARMS 200, our flagship modular Tier-3 AI data-center pod. The ARMS 200 is currently being set up and is expected to begin deployment in the first quarter of 2026 at our Alabama facility, representing a transition from development to revenue-generating infrastructure.

Key attributes of the ARMS 200 include:

●	Tier-3 architecture with dual-path power redundancy;

●	Modular scalability starting at 1 MW;

●	Support for next-generation AI GPUs and liquid-cooling solutions;

●	Accelerated deployment timelines

During 2025, we also made utility and design patent filings covering both the ARMS branding and its modular architecture.

Power Portfolio & Infrastructure

Digi Power X significantly expanded and de-risked its power footprint in 2025, establishing a strong foundation for AI data-center growth.

Upstate New York

●	123 MW secured in North Tonawanda

●	18.7 MW secured in Buffalo

Alabama

●	70 MW secured, with continued development of a Tier-3 AI data-center site featuring dual-path power and GPU cluster readiness

North Carolina

●	200 MW available for future development, with planning underway for phased AI data-center deployment targeted for 2028-2029, subject to customary approvals, infrastructure buildout and market conditions

These assets provide Digi Power X with substantial, grid-connected and scalable power across multiple U.S. regions.

AI Compute, NeoCloudz™ and Customer Pipeline

Throughout 2025, Digi Power X advanced its AI compute roadmap, including planning and deployment for next-generation AI GPUs (B200-class). In parallel, the Company continued development of NeoCloudz™, its GPU-as-a-Service platform offering flexible, high-performance compute access for enterprises and AI-focused customers.

The Company is currently in advanced negotiations with customers for 2026, covering both:

●	AI data-center colocation; and

●	GPU-as-a-Service offerings via NeoCloudz™

These discussions are intended to support contracted utilization as ARMS 200 and future deployments come online. Although discussions are in advanced stages, there is no guarantee that any such customer contracts will be finalized.

Strengthened Leadership

During the year, Digi Power X strengthened its executive team with the appointment of Jagan Jeyapaul as Chief Technology Officer, joining the Company from Oracle. Mr. Jeyapaul brings deep experience in enterprise infrastructure, hyperscale systems and mission-critical platform operations.

As CTO, Mr. Jeyapaul will lead:

●	Operational deployment of ARMS 200;

●	Customer hardware and software integration; and

●	Technical architecture and scalability of the NeoCloudz™ platform

Financial Strength

Digi Power X expects to end 2025 with a strong balance sheet comprised of:

●	Cash and liquidity position exceeding $100 million;

●	No long-term debt; and

●	Year-to-date capital expenditures of approximately $13.5 million, focused on infrastructure, AI readiness and platform development

2026 Outlook and Guidance

Looking ahead, Digi Power X is focused on execution and monetization:

●	ARMS 200 expected to begin deployment in the first quarter of 2026;

●	Conversion of advanced customer negotiations into contracted revenue;

●	The Company’s goal is to build and place into service up to 50 MW of AI-focused IT load during 2026, subject to customer demand, equipment availability and customary execution factors;

●	Continued expansion of the ARMS product family and NeoCloudz™ platform

We believe the foundation established in 2025 will help position Digi Power X for sustainable revenue growth, margin expansion and long-term shareholder value creation.

As we close out 2025, I want to thank our shareholders, employees, partners and customers for their continued trust and support. We have built a strong foundation this year, securing power, deploying differentiated AI infrastructure and strengthening our leadership team. I wish everyone a happy holiday season and look forward to continuing to execute on our plan in 2026.

Sincerely,

Michel Amar

Chief Executive Officer

Digi Power X Inc.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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